September 26, 2018

Division of Corporation Finance,

Office of Manufacturing and Construction,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549, U.S.A.

Attention: Frank Pigott, Esq, Staff Attorney

Re:	NIPPON STEEL & SUMITOMO METAL CORP
Draft Registration Statement on Form F-4
Submitted July 9, 2018
CIK No. 1140471

Dear Mr. Pigott:

On behalf of our client, Nippon Steel & Sumitomo Metal Corporation (the “Company”), we set forth below the Company’s responses to the letter, dated September 12, 2018, of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to an amendment confidentially submitted by the Company on August 29, 2018 (“Amendment No. 1”) to the above referenced Draft Registration Statement. In order to facilitate the Commission staff’s (the “Staff”) review of the Company’s responses, we have restated each of the comments below in italics with the Company’s response to each comment following immediately thereafter.

This letter is being submitted together with confidential Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”).

Frank Pigott, Esq.

Division of Corporation Finance

The Share Exchange

Valuation report of Nisshin Steel’s Financial Advisor, page 32

1.

We note your response to comment 3. We continue to object to the language on page B-4 in the Valuation Report that states that shareholders are not entitled to rely on the report and the disclosure on page 32 stating, “the Valuation Report was prepared for the sole use of the board . . . ..” Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the first paragraph under “Valuation report of Nisshin Steel’s Financial Advisor” on page 32 of Amendment No. 2 as follows:

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. delivered its valuation report (the “Valuation Report”) in Japanese to Nisshin Steel’s board of directors on May 16, 2018. The English translation of the Valuation Report of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. is attached as Appendix B. The Valuation Report was prepared for the ~~sole~~ use of the board of directors of Nisshin Steel to provide it with useful information in relation to the share exchange ratio. As such, no opinion or evaluation was provided in the Valuation Report, nor indirectly suggested or implied, in relation to the fairness of the share exchange ratio to any parties, entities or individuals, including Nisshin Steel and its shareholders. ~~In addition, the Valuation Report is not intended for the shareholders of Nisshin Steel nor does it intend to provide them with any assistance or recommendations on the decisions to be made during the extraordinary general shareholders’ meeting that will be called to decide upon the approval of the Share Exchange.~~

Appendix E, page E-1

2.

Please supplement your presentation of the unaudited consolidated financial information prepared under Japanese GAAP for the three months ended June 30, 2018, that was announced on August 2, 2018, to provide the information required by Instruction 3 to Item 8.A.5. of Form 20-F.

Response:

The Company respectfully submits that it believes Amendment No. 1 provided the information required by Instruction 3 to Item 8.A.5 of Form 20-F. Prior describing Exhibit E, Page 65 of Amendment No. 1 referred to Note 36 to the audited consolidated financial statements included in Amendment No. 1, which Note provided reconciliation from Japanese GAAP to IFRS of the Company’s financial results for the fiscal year ended March 31, 2018. The Company believes that such disclosure in Amendment No. 1 is consistent to Section 6220.6 of Financial Reporting Manual of the Division of Corporation Finance. Accordingly, no changes have been made to Amendment No. 2 in relation to this comment.

*    *    *

Frank Pigott, Esq.

Division of Corporation Finance

We sincerely hope that the Company’s responses above adequately address the Staff’s comments. If you have any questions about this response letter or Amendment No. 2, please contact the undersigned by telephone at +81 3 3213 6171 or by email at hatanok@sullcrom.com.

Very truly yours,

/s/ Keiji Hatano
Keiji Hatano

cc:	Tracy Houser Jay Ingram Terence O’Brien (Securities and Exchange Commission) Kosei Shindo (Nippon Steel & Sumitomo Metal Corporation)